Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2024 and 2023

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$443,273	$249,794
Short-term investments	7	40,000	-
Trade and other receivables	8	246,983	203,429
Inventories	9	196,643	207,334
Prepaid expenses and other current assets		10,426	6,289
Other financial assets	10	2,128	4,102
Taxes receivable		576	2,300
		940,029	673,248
Receivable	8	12,029	12,157
Inventories	9	16,453	24,450
Other financial assets	10	10,064	7,089
Intangibles and other assets	11	47,221	52,453
Property, plant and equipment	12	4,273,553	4,316,006
Deferred tax assets		134,964	151,946
Goodwill		73,762	75,285
		$5,508,075	$5,312,634
Liabilities
Current liabilities
Trade and other payables		$260,364	$239,149
Taxes payable		57,274	53,441
Other liabilities	13	36,508	30,035
Other financial liabilities	14	52,807	42,235
Gold prepayment liability	15	-	55,901
Lease liabilities	16	26,634	28,902
Deferred revenue	18	72,096	87,672
		505,683	537,335
Other financial liabilities	14	93,148	51,720
Lease liabilities	16	41,688	61,433
Long-term debt	17	1,108,900	1,287,536
Deferred revenue	18	320,298	330,848
Pension obligations		1,261	6,010
Other employee benefits		102,076	101,849
Environmental and other provisions	19	313,994	321,912
Deferred tax liabilities		382,135	407,152
		2,869,183	3,105,795
Equity
Share capital	21b	2,630,105	2,240,233
Reserves		31,290	30,177
Retained earnings		(123,550)	(173,599)
Equity attributable to owners of the Company		2,537,845	2,096,811
Non-controlling interest		101,047	110,028
		$5,508,075	$5,312,634
Commitments (note 24)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Loss) (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
Revenue	6a	$485,773	$480,456	$1,436,282	$1,087,841
Cost of sales
Mine operating costs		248,535	260,304	762,544	622,191
Depreciation and amortization	6b	97,452	113,753	304,371	269,845
		345,987	374,057	1,066,915	892,036
Gross profit		139,786	106,399	369,367	195,805
Selling and administrative expenses		12,040	10,128	47,064	27,874
Exploration expenses		12,242	4,746	30,785	18,307
Other expenses	6c	7,858	8,885	35,331	27,738
Re-evaluation adjustment - environmental provision	19	1,969	(32,436)	(5,985)	(45,368)
Results from operating activities		105,677	115,076	262,172	167,254
Net interest expense on long term debt	6d	16,217	21,078	53,885	55,885
Accretion on streaming arrangements	6d	6,000	6,597	18,176	19,694
Change in fair value of financial instruments	6d	3,741	(950)	23,913	4,560
Other net finance costs	6d	18	4,202	18,306	16,267
Net finance expense		25,976	30,927	114,280	96,406
Earnings before tax		79,701	84,149	147,892	70,848
Tax expense	20	29,347	38,659	99,380	34,833
Net earnings for the period		$50,354	$45,490	$48,512	$36,015

Attributable to:
Owners of the Company		$49,762	$45,125	$55,537	$35,650
Non-controlling interest		592	365	(7,025)	365
Net earnings for the period		$50,354	$45,490	$48,512	$36,015

Net earnings per share attributable to owners
Basic and diluted		$0.13	$0.13	$0.15	$0.12

Weighted average number of common shares outstanding:
Basic	22	393,604,853	346,720,425	370,992,994	293,970,111
Diluted	22	394,236,661	346,987,162	371,504,904	294,240,698

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net earnings for the period	$50,354	$45,490	$48,512	$36,015

Other comprehensive income:
Item that will be reclassified subsequently to net earnings:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	8,608	(20,913)	(14,430)	(14,288)
	8,608	(20,913)	(14,430)	(14,288)

Items that will not be reclassified subsequently to net earnings:
Recognized directly in equity:
Gold prepayment revaluation	4,355	96	4,339	(92)
Tax effect	(1,149)	(26)	(1,145)	24
Remeasurement - actuarial (loss) gain	(2,976)	3,943	12,911	1,792
Tax effect	(295)	1,006	(2,875)	659
	(65)	5,019	13,230	2,383

Other comprehensive income (loss) net of tax, for the period	8,543	(15,894)	(1,200)	(11,905)
Total comprehensive income for the period	$58,897	$29,596	$47,312	$24,110

Attributable to:
Owners of the Company	57,509	31,518	56,293	26,032
Non-controlling interest	1,388	(1,922)	(8,981)	(1,922)
Total comprehensive income for the period	$58,897	$29,596	$47,312	$24,110

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
Cash generated from operating activities:
Net earnings for the period		$50,354	$45,490	$48,512	$36,015
Items not affecting cash:
Tax expense	20	29,347	38,659	99,380	34,833
Depreciation and amortization	6b	97,884	114,099	305,671	270,838
Share-based compensation	6e	3,354	2,212	17,942	4,112
Net finance expense	6d	25,976	30,927	114,280	96,406
Inventory adjustments	9	1,599	-	1,599	906
Amortization of deferred revenue and variable consideration	6a	(9,565)	(16,797)	(44,302)	(50,829)
Pension and other employee benefit payments, net of accruals		3,843	1,840	9,077	5,721
Amortization of community agreements		2,864	1,688	10,947	4,922
Re-evaluation adjustment - environmental obligation	19	1,969	(32,436)	(5,985)	(45,368)
Write-down/loss on disposal of PP&E		2,182	-	13,284	890
Decommissioning and restoration payments		(448)	(48)	(798)	(1,167)
Net payments on settlement of non-QP hedges		(2,017)	-	(3,620)	-
Other	25a	(225)	(187)	(3,879)	(12,724)
Taxes paid		(20,795)	(3,467)	(106,219)	(21,089)
Operating cash flow before change in non-cash working capital		186,322	181,980	455,889	323,466
Change in non-cash working capital	25b	(40,144)	(30,032)	(31,553)	(75,682)
		146,178	151,948	424,336	247,784
Cash used in investing activities:
Acquisition of property, plant and equipment		(98,326)	(69,230)	(250,192)	(200,044)
Community agreements		(2,374)	(2,801)	(6,343)	(7,446)
Grants received	12	-	-	2,400	-
Cash and cash equivalents acquired in acquisitions, net of cash paid	4, 5	-	270	-	10,959
Net (purchase) sale of investments		(246)	-	(246)	53
Proceeds from disposition of property, plant and equipment		-	5	-	655
Short-term investments	7	-	-	(40,000)	-
Interest received		5,079	3,509	10,419	6,579
		(95,867)	(68,247)	(283,962)	(189,244)
Cash (used in) generated from financing activities:
Proceeds from/(repayment) of revolving credit facility	17b	-	90,000	(100,000)	130,000
Repurchase of senior unsecured notes, net of discount	17a	(48,149)	-	(81,920)	-
Principal repayments - Nordic Bonds	17c	-	(83,307)	-	(83,307)
Premium paid on Nordic Bonds	17c	-	(833)	-	(833)
Equity issuance, net of transaction and share issuance costs	4, 21b	-	-	386,195	(188)
Interest paid on long-term debt		(921)	(1,944)	(37,447)	(33,819)
Financing costs		(2,868)	(4,900)	(10,281)	(11,056)
Lease payments	16	(7,611)	(7,953)	(23,500)	(18,384)
Equipment financing payments		(3,985)	-	(7,149)	-
Gold prepayment repayments	15	(16,812)	-	(62,244)	(6,428)
Change in restricted cash		844	(2,221)	844	(2,221)
Deferred Rosemont acquisition payment		(10,000)	(5,000)	(10,000)	(10,000)
Net proceeds from exercise of stock options and warrants		122	15	2,475	123
Dividends paid	21b	(2,897)	(2,555)	(5,488)	(4,463)
		(92,277)	(18,698)	51,485	(40,576)
Effect of movement in exchange rates on cash		1,472	480	1,620	1,588
Net (decrease) increase in cash and cash equivalents		(40,494)	65,483	193,479	19,552
Cash and cash equivalents, beginning of the period		483,767	179,734	249,794	225,665
Cash and cash equivalents, end of the period		$443,273	$245,217	$443,273	$245,217

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Net earnings	-	-	-	-	35,650	35,650	365	36,015
Other comprehensive (loss) income	-	-	(12,001)	2,383	-	(9,618)	(2,287)	(11,905)
Total comprehensive (loss) income	-	-	(12,001)	2,383	35,650	26,032	(1,922)	24,110
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(4,463)	(4,463)	-	(4,463)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 4)	436,499	-	-	-	-	436,499	106,976	543,475
Shares and warrants issued on acquisition of Rockcliff (note 5)	12,503	725	-	-	-	13,228	-	13,228
Stock options	-	1,455	-	-	-	1,455	-	1,455
Issuance of shares related to stock options exercised	189	(65)	-	-	-	124	-	124
Total contributions by and distributions to owners	449,191	2,115	-	-	(4,463)	446,843	106,976	553,819
Balance, September 30, 2023	$2,229,965	$60,618	$(26,760)	$(14,823)	$(204,316)	$2,044,684	$105,054	$2,149,738
Net earnings	-	-	-	-	30,717	30,717	2,811	33,528
Other comprehensive income (loss)	-	-	21,352	(10,856)	-	10,496	2,163	12,659
Total comprehensive income (loss)	-	-	21,352	(10,856)	30,717	41,213	4,974	46,187
Contributions by and distributions to owners:
Flow-through shares issued, net of share issuance costs (note 21b)	10,166	-	-	-	-	10,166	-	10,166
Stock options	-	682	-	-	-	682	-	682
Issuance of shares related to stock options exercised	102	(36)	-	-	-	66	-	66
Total contributions by and distributions to owners	10,268	646	-	-	-	10,914	-	10,914
Balance, December 31, 2023	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839
Net earnings	-	-	-	-	55,537	55,537	(7,025)	48,512
Other comprehensive (loss) income	-	-	(12,474)	13,230	-	756	(1,956)	(1,200)
Total comprehensive (loss) income	-	-	(12,474)	13,230	55,537	56,293	(8,981)	47,312
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(5,488)	(5,488)	-	(5,488)
Shares issued on equity raise, net of share issuance costs	386,195	-	-	-	-	386,195	-	386,195
Stock options	-	1,559	-	-	-	1,559	-	1,559
Issuance of shares related to stock options and warrants exercised	3,677	(1,202)	-	-	-	2,475	-	2,475
Total contributions by and distributions to owners	389,872	357	-	-	(5,488)	384,741	-	384,741
Balance, September 30, 2024	$2,630,105	$61,621	$(17,882)	$(12,449)	$(123,550)	$2,537,845	$101,047	$2,638,892

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three and nine months ended September 30, 2024 and 2023 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2024 included HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason"). On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. ("Rockcliff") and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds a 75% interest in Copper Mountain Mine (BC) Ltd. ("CMBC") and is the direct holder of all of Rockcliff's mineral properties. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of these interim financial statements, in addition to the new standard noted below.

The Board of Directors approved these interim financial statements on November 12, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(b)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2023.

3. New standards

New standards and interpretations adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. The amendments have been adopted by the Company and the amendments did not result in any changes to the interim financial statements.

4. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain Mining Inc. (formerly, Copper Mountain Mining Corp., and referred to herein as "Copper Mountain"), as part of a court-approved plan of arrangement. At the time, Copper Mountain held 75% of CMBC, the entity that owns 100% of the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest.

As a result of the acquisition, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

Consideration transferred:

The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares of Hudbay)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Hudbay incurred acquisition related costs of $6,932 during the nine months ended September 30, 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the condensed consolidated interim income statements. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the non-controlling interest was then computed at a 25% of the equity interest in CMBC.

The following presents the allocation of the final purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value of net assets acquired / (liabilities) assumed	Final
Cash and cash equivalent	$14,483
Trade and other receivables	19,110
Inventories	47,875
Prepaid expenses	3,096
Other financial assets	8,495
Property, plant and equipment	434,821
Mineral properties	369,000
Inventories - low grade stockpile	6,000
Trade and other payables	(77,111)
Advances from Hudbay	(3,421)
Lease liabilities	(34,617)
Other financial liabilities	(9,550)
Long-term debt	(144,981)
Environmental and other provisions	(12,702)
Deferred tax liabilities	(148,246)
Total fair value of net identifiable assets acquired	$472,252

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

Final
Total consideration transferred	$440,481
Non-controlling interest	106,976
Less: value of net identifiable assets acquired	(472,252)
Goodwill upon acquisition at June 20, 2023	$75,205

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment.

5. Acquisition of Rockcliff Metals Corporation

On September 14, 2023, Hudbay acquired all of the issued and outstanding common shares of Rockcliff, as part of a court-approved plan of arrangement. In doing so, Hudbay obtained control of Rockcliff on September 14, 2023.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Talbot exploration property and therefore accounted for the transaction as an asset acquisition.

The purchase consideration paid was 2,675,324 Hudbay common shares and 517,460 Hudbay warrants. For asset acquisitions settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless that fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $518 during the third quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The fair value of the net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of the exploration property have been calculated using significant judgements and estimates. The following presents the fair value amounts of identifiable assets acquired and liabilities assumed:

Fair value of net assets acquired / (liabilities) assumed	Final
Cash and cash equivalents	$270
Accounts receivable and prepaid expenses	98
Property, plant & equipment	33
Exploration property	14,198
Accounts payable and accrued liabilities	(305)
Advance from Hudbay	(548)
Total fair value of net identifiable assets acquired	$13,746

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Copper	$261,227	$334,159	$805,741	$704,120
Gold	176,371	128,430	474,027	279,245
Zinc	24,244	17,781	54,677	57,871
Silver	12,725	10,264	35,801	23,806
Molybdenum	16,832	22,350	51,034	58,157
Other	8	-	481	239
Revenue from contracts	491,407	512,984	1,421,761	1,123,438
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	4,239	10,161	26,114	23,435
Amortization of deferred revenue - silver	5,326	6,636	22,037	22,509
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(3,849)	4,885
	9,565	16,797	44,302	50,829
Pricing and volume adjustments [2]	6,003	(16,443)	41,647	(8,379)
	506,975	513,338	1,507,710	1,165,888
Treatment and refining charges	(21,202)	(32,882)	(71,428)	(78,047)
	$485,773	$480,456	$1,436,282	$1,087,841
[1] See note 18.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 18). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the nine months ended September 30, 2024 resulted in a decrease in revenue of $3,849 (nine months ended September 30, 2023 - increase in revenue of $4,885).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Cost of sales	$97,452	$113,753	$304,371	$269,845
Selling and administrative expenses	432	346	1,300	993
	$97,884	$114,099	$305,671	$270,838

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(c) Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Regional costs	$803	$843	$3,644	$2,915
Write-down/loss on disposal of PP&E	2,182	-	13,284	890
Amortization of community costs (other assets)	1,538	362	7,052	1,056
Copper Mountain related acquisition costs (note 4)	-	180	-	6,932
Restructuring	-	2,297	1,193	2,297
Care & maintenance - Manitoba	3,912	4,463	10,729	13,070
Evaluation costs	274	55	998	162
Reduction of obligation to renounce flow-through share expenditures (note 21b)	(1,980)	-	(2,972)	-
Option agreement proceeds (Marubeni)	-	-	(363)	-
Other	1,129	685	1,766	416
	$7,858	$8,885	$35,331	$27,738

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8,133 is presented as part of write-down of PP&E.

On March 7, 2024, Hudbay and Marubeni Corporation executed an option agreement whereby Marubeni will fund certain minimum annual exploration expenditures for agreed upon properties. During the nine months ended September 30, 2024, proceeds of $363 were received and recorded as other income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(d) Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net interest expense on long-term debt
Net interest expense on long-term debt	$16,217	$21,078	$53,885	$55,885
Accretion on streaming arrangements (note 18)
Additions	6,000	6,597	18,000	19,790
Variable consideration adjustments - prior periods	-	-	176	(96)
	6,000	6,597	18,176	19,694
Change in fair value of financial instruments
Gold prepayment liability (note 15)	5,271	(2,745)	10,682	2,222
Unrealized loss on non-quotational pricing hedges	223	-	12,006	-
Realized loss on non-quotational pricing hedges	2,124	-	4,674	-
Investments	(3,877)	1,795	(3,449)	2,338
	3,741	(950)	23,913	4,560
Other net finance costs
Net foreign exchange (gain) loss	(3,318)	(614)	3,602	1,130
Accretion on community agreements measured at amortized cost	1,098	804	3,684	2,358
Accretion on environmental provisions	2,746	2,618	8,013	7,236
Accretion on Wheaton refund liability	150	139	450	417
Withholding taxes	469	1,596	2,186	4,577
Loss on disposal of investments	113	15	113	667
Other finance expense	3,786	3,071	11,181	6,436
Interest income	(5,026)	(3,427)	(10,923)	(6,554)
	18	4,202	18,306	16,267
Net finance expense	$25,976	$30,927	$114,280	$96,406

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("QP") contracts (note 23b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(e) Share-based compensation expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Cost of sales	$322	$149	$1,285	$287
Selling and administrative expenses	2,793	1,934	15,828	3,673
Other expense	239	129	829	152
	$3,354	$2,212	$17,942	$4,112

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The increase in share-based compensation expense during the three and nine months ended September 30, 2024 primarily relates to change in the Company's share price.

7. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. We currently hold two $20,000 guaranteed investment certificates that mature in March 2025 and June 2025, respectively.

8. Trade and other receivables

	Sep. 30, 2024	Dec. 31, 2023
Current
Trade receivables	$220,424	$169,806
Statutory receivables	20,184	27,215
Other receivables	6,375	6,408
	246,983	203,429
Non-current
Taxes receivable	12,029	12,157
	$259,012	$215,586

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

9. Inventories

	Sep. 30, 2024	Dec. 31, 2023
Current
Stockpile	$27,723	$52,454
Finished goods	66,411	61,266
Materials and supplies	102,509	93,614
	196,643	207,334
Non-current
Stockpile	687	9,591
Low grade stockpile[1]	5,889	5,875
Materials and supplies	9,877	8,984
	16,453	24,450
	$213,096	$231,784
[1]Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $301,991 and $942,182 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - $333,138 and $803,604, respectively).

During the three and nine months ended September 30, 2024, Hudbay recognized an expense of $1,599 in cost of sales primarily related to write-down of the carrying value of certain long term inventory supplies (three and nine months ended September 30, 2023 - $nil and $906, respectively).

10. Other financial assets

	Sep. 30, 2024	Dec. 31, 2023
Current
Derivative assets	$1,095	$1,416
Collateral deposit (note 17b)	629	722
Restricted cash	404	1,964
	2,128	4,102

Non-current
Investments at fair value through profit or loss	10,064	6,452
Collateral deposit	-	637
	10,064	7,089
	$12,192	$11,191

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

11. Intangibles and other assets

Intangibles and other assets of $47,221 (December 31, 2023 - $52,453) includes $43,770 of other assets (December 31, 2023 - $48,428) and $3,451 of intangibles (December 31, 2023 - $4,025).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 6c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

12. Property, plant and equipment

Sep. 30, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$99,053	$-	$99,053
Capital works in progress	847,263	-	847,263
Mining properties	2,599,728	(1,231,911)	1,367,817
Plant and equipment	3,341,697	(1,489,810)	1,851,887
Plant and equipment-ROU assets[1]	263,588	(156,055)	107,533
	$7,151,329	$(2,877,776)	$4,273,553

Dec. 31, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$96,901	$-	$96,901
Capital works in progress	804,020	-	804,020
Mining properties	2,481,118	(1,093,839)	1,387,279
Plant and equipment	3,262,854	(1,345,604)	1,917,250
Plant and equipment - ROU assets[1]	253,344	(142,788)	110,556
	$6,898,237	$(2,582,231)	$4,316,006
[1] Includes $4,592 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2023 - $4,800 related to the Arizona segment).

During the first quarter of 2024, Hudbay received a grant of $2,400 from the Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

13. Other liabilities

	Sep. 30, 2024	Dec. 31, 2023

Unearned revenue	$-	$616
Environmental and other provisions (note 19)	31,519	22,292
Pension liability	1,101	3,284
Other employee benefits	3,888	3,843
	$36,508	$30,035

14. Other financial liabilities

	Sep. 30, 2024	Dec. 31, 2023
Current
Derivative liabilities	$21,481	$11,811
Equipment financing	12,835	3,300
Deferred Rosemont acquisition consideration	-	9,713
Agreements with communities recorded at amortized cost	18,491	17,411
	52,807	42,235

Non-current
Equipment financing	44,144	7,499
Agreements with communities recorded at amortized cost	41,892	37,568
Wheaton refund liability	7,112	6,653
	93,148	51,720
	$145,955	$93,955

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The movement in the deferred Rosemont acquisition consideration was driven by the repayment of the full outstanding consideration amount.

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2024 and 2029 with interest rates between 3.25% and 7.55% per annum. During the nine months ended September 30, 2024, $43,869 (September 30, 2023 - nil) of capital additions related to the recognition of property, plant and equipment that has been financed (note 25).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

15.  Gold prepayment liability

        Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2024	Dec. 31, 2023
Current	$-	$55,901

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2023	$71,208
Change in fair value recorded in statement of earnings	11,223
Change in fair value recorded in other comprehensive income	192
Repayments	(26,722)
Balance, December 31, 2023	$55,901
Change in fair value recorded in statements of loss (note 6d)	10,682
Change in fair value recorded in other comprehensive income	(4,339)
Repayments	(62,244)
Balance, September 30, 2024	$-

During the third quarter of 2024, the Company completed the final delivery and the obligation for the gold prepayment liability.

16. Lease liabilities

Balance, January 1, 2023	$61,019
Acquired through the acquisition of Copper Mountain	34,617
Additional capitalized leases	21,401
Lease payments	(25,216)
Derecognized leases	(685)
Accretion and other movements	(801)
Balance, December 31, 2023	$90,335
Additional capitalized leases	10,254
Lease payments	(23,500)
Derecognized leases	(11,516)
Accretion and other movements	2,749
Balance, September 30, 2024	$68,322

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2024	Dec. 31, 2023
Current	$26,634	$28,902
Non-current	41,688	61,433
	$68,322	$90,335

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Hudbay has entered into leases which expire between 2024 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The lease term range of interest rates utilized for discounting depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Short-term leases	$2,186	$1,745	$4,805	$4,090
Low value leases	106	136	277	385
Variable leases	3,751	9,112	17,701	20,326
Total	$6,043	$10,993	$22,783	$24,801

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

17. Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2024	Dec. 31, 2023
Senior unsecured notes (a)	$1,110,563	$1,190,586
Senior secured revolving credit facilities (b)	(1,663)	96,950
	$1,108,900	$1,287,536

(a) Senior unsecured notes

Balance, January 1, 2023	$1,188,132
Accretion of transaction costs and premiums	2,454
Balance, December 31, 2023	$1,190,586
Repurchases	(82,598)
Write-down of unamortized transaction costs	615
Accretion of transaction costs and premiums	1,960
Balance, September 30, 2024	$1,110,563

As at September 30, 2024, $1,117,402 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 ("2026 Notes") in an aggregate principal amount of $575,017 and (ii) a series of 6.125% senior notes due 2029 ("2029 Notes") in an aggregate principal amount of $542,385. During the quarter, the Company repurchased and retired $13,364 of the 2026 Notes and $35,097 of the 2029 Notes at a discount. As of September 30, 2024, the Company repurchased and retired a total of $24,983 of the 2026 Notes and $57,615 of the 2029 Notes at a discount. For the three and nine months ended September 30, 2024, the discount of $312 and $678, respectively, was recorded as Other expenses in the condensed consolidated interim statements of income.

Upon the repurchase and retirement of $82,598 of senior unsecured notes, the unamortized transaction costs related to this principal amount were recorded as a finance expense in the condensed consolidated interim statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which includes CMBC (the Company's 75% owned subsidiary that owns the Copper Mountain mine), and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(b) Senior secured revolving credit facilities

Balance, January 1, 2023 [1]	$(3,970)
Proceeds from drawdown, net of repayments	100,000
Accretion of transaction costs	1,627
Transaction costs	(707)
Balance, December 31, 2023	$96,950
Repayments	(100,000)
Accretion of transaction costs	1,476
Transaction costs	(89)
Balance, September 30, 2024 [1]	$(1,663)
[1] Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million and substantially similar terms and conditions for its Canadian and Peruvian businesses, with maturity on October 26, 2025. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper World and Mason projects.

During the nine months ended September 30, 2024, Hudbay repaid $10,000 under its Canadian revolving credit facility and $90,000 under the Peruvian revolving credit facility.

As at September 30, 2024, there were nil draws under the Canadian and Peruvian revolving credit facilities.

As at September 30, 2024, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25,615 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at September 30, 2024, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18,383 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $48,644 in surety bonds issued to support future reclamation and closure obligations and $4,911 in surety bonds with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Other letters of credit

The Peru segment had $126,126 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $629 in letters of credit issued with various Canadian financial institutions related to other operating matters. Cash collateral deposit has been posted under these letters of credit (note 10).

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at September 30, 2024, the Manitoba segment had $56,133 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

(c) Copper Mountain Bonds

On April 9, 2021, Copper Mountain completed an offering of $250,000 of secured bonds ("the Bonds"). The Bonds provided the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price of 101%, plus accrued interest, following a change of control events. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and all outstanding Bonds were available to be put to Copper Mountain within a predefined period of time immediately following the acquisition date.

The change in control put option expired on July 17, 2023, at which time, $83,307 of the Bonds were put to Copper Mountain. The principal and premium amounted to $84,140, which was repaid on July 24, 2023.

18. Deferred revenue

Peru Stream Agreement

For the three and nine months ended September 30, 2024, the drawdown rates for the Peru stream agreement for gold and silver were $817 and $14.56 per ounce, respectively (year ended December 31, 2023 - $820 and $15.26 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2023	$469,538
Amortization of deferred revenue
Liability drawdown	(72,424)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements
Current year additions	26,387
Variable consideration adjustments - prior periods	(96)
Balance, December 31, 2023	$418,520
Amortization of deferred revenue (note 6a)
Liability drawdown	(48,151)
Variable consideration adjustments - prior periods	3,849
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	18,000
Variable consideration adjustments - prior periods	176
Balance, September 30, 2024	$392,394

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in a decrease in revenue of $3,849 and an increase of finance expense of $176 for the nine months ended September 30, 2024 (year ended December 31, 2023 - increase in revenue of $4,885 and a decrease of finance expense of $96).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2024	Dec. 31, 2023
Current	$72,096	$87,672
Non-current	320,298	330,848
	$392,394	$418,520

19. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$4,469	$13,770	$5,756	$2,340	$5,184	$31,519
Non-current	306,166	-	3,232	3,387	1,209	313,994
	$310,635	$13,770	$8,988	$5,727	$6,393	$345,513

Dec. 31, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$1,370	$8,660	$2,147	$727	$9,388	$22,292
Non-current	313,971	-	2,941	1,853	3,147	321,912
	$315,341	$8,660	$5,088	$2,580	$12,535	$344,204
[1] Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the nine months ended September 30, 2024, the Company recorded a non-cash gain of $5,985 in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by an increase in long term, risk-free real discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim statements of income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

As at September 30, 2024, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.69% to 4.54% per annum (December 31, 2023 - 3.01% to 4.86%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the nine months ended September 30, 2023, the Company recorded a non-cash gain of $45,368 in the condensed statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

20. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Current:
Income tax expense	$11,830	$33,465	$67,796	$43,141
Mining tax expense	14,345	7,727	37,868	14,510
Adjustments in respect of prior years	(16)	(5,299)	(128)	(5,230)
	26,159	35,893	105,536	52,421
Deferred:
Income tax expense (recovery) - origination, revaluation and/or reversal of temporary differences	5,632	(2,387)	209	(21,107)
Mining tax (recovery) expense - origination, revaluation and/or reversal of temporary difference	555	982	(3,553)	(1,087)
Adjustments in respect of prior years	(2,999)	4,171	(2,812)	4,606
	3,188	2,766	(6,156)	(17,588)
	$29,347	$38,659	$99,380	$34,833

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

21. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended Sep. 30, 2024		Year ended Dec. 31, 2023
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	350,728,536	$2,240,233	262,019,857	$1,780,774
Exercise of options	462,530	2,926	67,145	291
Exercise of warrants	105,705	751	-	-
Shares issued on acquisition of Copper Mountain, net of share issuance costs	-	-	84,165,617	436,499
Shares issued on acquisition of Rockcliff	-	-	2,675,324	12,503
Flow through shares, net of share issuance costs	-	-	1,960,000	10,166
Cancelled shares	-	-	(159,407)	-
Shares issued on equity raise, net of share issuance costs	42,366,000	386,195	-	-
Balance, end of period	393,662,771	$2,630,105	350,728,536	$2,240,233

During the nine months ended September 30, 2024, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,591 and $2,897 in dividends on March 22, 2024 and September 20, 2024 to shareholders of record as of March 5, 2024 and September 3, 2024.

On May 24, 2024, the Company closed an equity financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Shares for aggregate gross proceeds of $402,477. Transaction costs related to the Offering were $16,099 resulting in net proceeds to the Company of $386,378. Associated with the Offering were $183 of share issuance costs resulting in net equity raised of $386,195.

During the year ended December 31, 2023, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $1,908 and $2,555 in dividends on March 24, 2023 and September 22, 2023 to shareholders of record as of March 7, 2023 and September 1, 2023.

During the year ended December 31, 2023, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The Company issued 1,960,000 common shares for proceeds, net of transaction costs, of $14,424. The implied premium on the flow-through shares of $4,258 was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. For three and nine months ended September 30, 2024, $1,980 and $2,972, respectively, of flow-through share liability was renounced and recognized in other expenses (note 6c) on the condensed consolidated interim statements of income, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Sep. 30, 2024		Dec. 31, 2023
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,182,970	$7.23	1,528,760	$7.38
Number of units granted	902,874	$7.50	801,661	$6.75
Exercised	(413,263)	$6.27	(67,145)	$3.79
Forfeited	(105,481)	$7.63	(80,306)	$8.33
Expired	(12,858)	$10.03	-	$-
Balance, end of period	2,554,242	$7.45	2,182,970	$7.23

The following table outlines stock options outstanding and exercisable:

Sep. 30, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	371,495	2.4	$3.76	371,495	$3.76
$5.27 - $6.90	651,986	5.4	$6.75	171,855	$6.75
$6.91 - $8.71	867,357	6.4	$7.50	-	$-
$8.72 - $10.17	383,628	4.4	$9.92	240,927	$9.92
$10.18 - $10.42	279,776	3.4	$10.42	279,776	$10.42

Dec. 31, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	568,801	3.2	$3.76	568,801	$3.76
$5.91 - $6.75	779,959	6.2	$6.75	-	$-
$6.76 - $10.17	488,340	5.2	$9.76	174,989	$9.57
$10.18 - $10.42	345,870	4.2	$10.42	230,514	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

22. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Weighted average common shares outstanding
Basic	393,604,853	346,720,425	370,992,994	293,970,111
Plus net incremental shares from:
Assumed conversion: stock options	515,275	266,737	412,921	270,587
Assumed conversion: warrants	116,533	-	98,989	-
Diluted weighted average common shares outstanding	394,236,661	346,987,162	371,504,904	294,240,698

The calculation of dilutive weighted-average number of common shares excludes the impact of 390 and 56,581 shares for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - 328,358 and 287,138, respectively). The share units were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net earnings.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

23. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2024		Dec. 31, 2023
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$443,273	$443,273	$249,794	$249,794
Short-term investments[1]	40,000	40,000	-	-
Collateral deposits[1]	629	629	1,359	1,359
Restricted cash[1]	404	404	1,964	1,964
Fair value through profit or loss
Trade and other receivables[2,3]	226,799	226,799	176,214	176,214
Non-hedge derivative assets [4]	1,095	1,095	1,416	1,416
Investments [5]	10,064	10,064	6,452	6,452
Total financial assets	$722,264	$722,264	$437,199	$437,199
Financial liabilities at amortized cost
Trade and other payables1, [2]	$245,899	$245,899	$219,304	$219,304
Deferred Rosemont acquisition consideration [8]	-	-	9,713	9,713
Agreements with communities [6]	61,700	60,383	53,459	54,979
Wheaton refund liability[10]	11,811	7,112	10,346	6,653
Senior unsecured notes [7]	1,120,266	1,110,563	1,176,312	1,190,586
Senior secured revolving credit facilities[11]	(1,663)	(1,663)	96,950	96,950
Fair value through profit or loss
Gold prepayment liability[9]	-	-	55,901	55,901
Non-hedge derivative liabilities [4]	21,481	21,481	11,811	11,811
Total financial liabilities	$1,459,494	$1,443,775	$1,633,796	$1,645,897
[1] Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[4] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[7] Fair value of the senior unsecured notes (note 17a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 15) is designated as fair value through profit or loss under the fair value option. Fair value is determined using observable gold forward prices corresponding to the delivery of gold ounces in the contract along with an estimate of credit-risk for similar instruments (level 3). Gains and losses related to the Company's own credit-risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the nine months ended September 30, 2024 was a loss of $4,339 (year ended December 31, 2023 was a loss of $192).
[10] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 14) and fair value using an applicable credit-risk adjusted discount rate (level 3).
[11] Fair value of the senior secured revolving credit facility is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,095	$-	$1,095
Investments	10,064	-	-	10,064
	$10,064	$1,095	$-	$11,159
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$21,481	$-	$21,481
Financial liabilities at amortized cost:
Agreements with communities	-	-	60,383	60,383
Wheaton refund liability	-	-	11,811	11,811
Senior unsecured notes	1,120,266	-	-	1,120,266
	$1,120,266	$21,481	$72,194	$1,213,941

December 31, 2023	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,416	$-	$1,416
Investments	6,452	-	-	6,452
	$6,452	$1,416	$-	$7,868
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11,811	$-	$11,811
Gold prepayment liability	-	55,901	-	55,901
Financial liabilities at amortized cost:
Agreements with communities	-	-	53,459	53,459
Wheaton refund liability	-	-	10,346	10,346
Senior secured revolving credit facilities	-	-	96,950	96,950
Senior unsecured notes	1,176,312	-	-	1,176,312
	$1,176,312	$67,712	$160,755	$1,404,779

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended September 30, 2024 and year ended December 31, 2023, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2023.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2024, Hudbay had 48.6 million pounds of net copper swaps outstanding at an effective average price of $4.30/lb and settling from October 2024 to March 2025. As at December 31, 2023, Hudbay had 90.6 million pounds of net copper swaps outstanding at an effective average price of $3.74/lb and settling from January to May 2024. The aggregate fair value of the transactions at September 30, 2024 was a liability of $7,557 (December 31, 2023 - a liability position of $9,515).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at September 30, 2024, Hudbay had 8.8 million pounds of net zinc swaps outstanding at an effective average price of $1.30/lb and settling from October 2024 to January 2025. As at December 31, 2023, Hudbay had 13.9 million pounds of net zinc swaps outstanding at an effective average price of $1.14/lb and settling from January to March 2024. The aggregate fair value of the transactions at September 30, 2024 was a liability of $805 (December 31, 2023 - a liability position of $945).

Copper forward sales

As at September 30, 2024, Hudbay had 9.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from October 2024 to April 2025. As at December 31, 2023, Hudbay had 7.9 million pounds of copper forwards outstanding at an effective average price of $3.93/lb and settling from May 2024 to April 2025. The aggregate fair value of the transactions at September 30, 2024 was a liability of $4,790 (December 31, 2023 - an asset position of $65).

Copper costless collars

As at September 30, 2024, Hudbay had 11.6 million pounds of copper collars outstanding settling from October 2024 to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. As at December 31, 2023, Hudbay had 13.2 million pounds of copper collars outstanding settling from May 2024 to April 2025 at an average floor price of $3.83/lb and an average cap price of $4.03/lb. The aggregate fair value of the position at September 30, 2024 was a liability of $4,298 (December 31, 2023 - nil).

Gold costless collars

During the first nine months of 2024, Hudbay entered into zero-cost collar program. As at September 30, 2024, 15,000 ounces of gold collars were unsettled (December 31, 2023 - nil) at an average floor price of $2,110/oz and average cap price of $2,467/oz and settling from October 2024 to December 2024. The aggregate fair value of the position at September 30, 2024 was a liability of $2,936 (December 31, 2023 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at September 30, 2024 and December 31, 2023, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023
Copper	pounds (in 000s)	68,874	111,069	4.44	3.87
Gold	troy ounces	41,759	50,563	2,643	2,072
Silver	troy ounces	193,987	205,579	31.23	23.94
Zinc	pounds (in 000s)	10,284	16,416	1.39	1.20

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at September 30, 2024, was an asset position of $16,928 (December 31, 2023 - an asset position of $22,635).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 15) requires settlement by physical delivery of gold ounces or equivalent gold credits. As at September 30, 2024, the liability was settled. The fair value of the financial liability at September 30, 2024 was nil (December 31, 2023 - a liability of $55,901).

24. Commitments

            Capital commitments

As at September 30, 2024, Hudbay had outstanding capital commitments in Manitoba of approximately $5,927 of which $3,162 can be terminated, approximately $5,418 in British Columbia of which $525 can be terminated, approximately $57,288 in Peru, all of which can be terminated, and approximately $35,195 in Arizona, primarily related to the Copper World Complex, of which none can be terminated.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

25. Supplementary cash flow information

(a) Other operating activities:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Share-based compensation paid	$(342)	$-	$(4,484)	$(5,817)
Share-based compensation and change of control payments made upon acquisition of Copper Mountain	-		-	(6,743)
Other	117	(187)	605	(164)
	$(225)	$(187)	$(3,879)	$(12,724)

(b) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Change in:
Trade and other receivables	$(62,249)	$(35,350)	$(45,540)	$2,692
Other financial assets/liabilities	7,160	8,276	(4,769)	(23,504)
Inventories	(4,894)	(3,214)	10,420	(7,636)
Prepaid expenses	1,928	4,963	(4,620)	12,735
Trade and other payables	18,643	(4,851)	14,384	(44,872)
Provisions and other liabilities	(732)	144	(1,428)	(15,097)
	$(40,144)	$(30,032)	$(31,553)	$(75,682)

(c) Non-cash transactions:

During the nine months ended September 30, 2024 and 2023, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $1,179 (September 30, 2023 - a net increase of $12,332), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $10,254 (September 30, 2023 - $20,772) of capital additions related to the recognition of ROU assets and $43,869 (September 30, 2023 - nil) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $8,091 of capital additions related to agreements with communities (September 30, 2023 - $3,392). Property, plant and equipment as of September 30, 2023 included $14,198 of capital additions related to exploration and evaluation assets acquired through the acquisition of Rockcliff.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

26. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended September 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$209,953	$203,956	$71,864	$-	$-	$485,773
Cost of sales
Mine operating costs	123,696	82,345	42,494	-	-	248,535
Depreciation and amortization	57,242	27,662	12,548	-	-	97,452
Gross profit	29,015	93,949	16,822	-	-	139,786
Selling and administrative expenses	-	-	-	-	12,040	12,040
Exploration expenses	4,189	8,047	-	-	6	12,242
Other expenses (income)	2,139	4,000	2,262	106	(649)	7,858
Re-evaluation adjustment - environmental provision	-	1,969	-	-	-	1,969
Results from operating activities	$22,687	$79,933	$14,560	$(106)	$(11,397)	$105,677
Net interest expense on long term debt						16,217
Accretion on streaming arrangements						6,000
Change in fair value of financial instruments						3,741
Other net finance costs						18
Earnings before tax						79,701
Tax expense						29,347
Net earnings for the period						$50,354

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Three months ended September 30, 2023
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$293,354	$105,321	$81,781	$-	$-	$480,456
Cost of sales
Mine operating costs	124,020	73,948	62,336	-	-	260,304
Depreciation and amortization	80,625	26,873	6,255	-	-	113,753
Gross profit	88,709	4,500	13,190	-	-	106,399
Selling and administrative expenses	-	-	-	-	10,128	10,128
Exploration expenses	2,866	947	-	-	933	4,746
Other expenses	1,668	4,429	2,332	73	383	8,885
Re-evaluation adjustment - environmental provision	-	(31,851)	(585)	-	-	(32,436)
Results from operating activities	$84,175	$30,975	$11,443	$(73)	$(11,444)	$115,076
Net interest expense on long term debt						21,078
Accretion on streaming arrangements						6,597
Change in fair value of financial instruments						(950)
Other net finance costs						4,202
Earnings before tax						84,149
Tax expense						38,659
Net earnings for the period						$45,490

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Nine months ended September 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$702,687	$515,740	$217,855	$-	$-	$1,436,282
Cost of sales
Mine operating costs	369,335	231,998	161,211	-	-	762,544
Depreciation and amortization	187,132	79,000	38,239	-	-	304,371
Gross profit	146,220	204,742	18,405	-	-	369,367
Selling and administrative expenses	-	-	-	-	47,064	47,064
Exploration expenses	10,502	18,714	5	-	1,564	30,785
Other expenses (income)	10,388	10,853	5,829	8,316	(55)	35,331
Re-evaluation adjustment - environmental provision	-	(5,985)	-	-	-	(5,985)
Results from operating activities	$125,330	$181,160	$12,571	$(8,316)	$(48,573)	$262,172
Net interest expense on long term debt						53,885
Accretion on streaming arrangements						18,176
Change in fair value of financial instruments						23,913
Other net finance costs						18,306
Earnings before tax						147,892
Tax expense						99,380
Net earnings for the period						$48,512

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2024 and 2023

Nine months ended September 30, 2023
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$698,290	$307,770	$81,781	$-	$-	$1,087,841
Cost of sales
Mine operating costs	358,613	201,242	62,336	-	-	622,191
Depreciation and amortization	189,925	73,665	6,255	-	-	$269,845
Gross profit	149,752	32,863	13,190	-	-	195,805
Selling and administrative expenses	-	-	-	-	27,874	27,874
Exploration expenses	9,737	7,471	-	-	1,099	18,307
Other expenses	4,400	12,932	2,332	396	7,678	27,738
Re-evaluation adjustment - environmental provision	-	(44,783)	(585)	-	-	(45,368)
Results from operating activities	$135,615	$57,243	$11,443	$(396)	$(36,651)	$167,254
Net interest expense on long term debt						55,885
Accretion on streaming arrangements						19,694
Change in fair value of financial instruments						4,560
Other net finance costs						16,267
Earnings before tax						70,848
Tax expense						34,833
Net earnings for the period						$36,015

September 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,346,724	$648,834	$1,119,510	$742,344	$650,663	$5,508,075
Total liabilities	930,902	430,474	315,981	11,659	1,180,167	2,869,183
Property, plant and equipment[1]	1,930,877	646,740	920,933	733,666	41,337	4,273,553
[1] Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.

December 31, 2023
	Peru	Manitoba[2]	British Columbia[2]	Arizona	Corporate and other activities[2]	Total
Total assets	$2,406,260	$673,437	$1,018,602	$736,680	$477,655	$5,312,634
Total liabilities	1,086,229	413,355	274,510	23,446	1,308,255	3,105,795
Property, plant and equipment[1]	2,001,716	693,972	850,477	727,903	41,938	4,316,006
[1] Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.
[2] On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation Copper Mountain Mining Inc. and Hudbay British Columbia Inc, which do not contain operating assets and have liabilities primarily related to head office finance leases, have moved from British Columbia to Corporate and other activities. Rockcliff Metals Corp. has move from Corporate and other activities to the Manitoba segment